

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2015

George Critz
Chief Financial Officer
Poverty Dignified, Inc.
10617 Kettering Drive, Ste. 219
Charlotte, NC 28226

> **Re: Poverty Dignified, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 13, 2015**
> **File No. 333-201936**

Dear Mr. Critz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2015 letter.

General

1.   We note your response to Comment 2 and references throughout the filing to your first sale of a franchise on March 30, 2015 for $105,000. It appears from your filing that you have not commenced performance under the terms of the disclosed sale and that the sold franchise has not begun business operations. Please provide more information in your filing as to the details of the franchise sale and your legal reasoning as to how subsequent operations, if any, act as to not qualify you for shell company status. In responding please also indicate if the sold franchise was the prototype My Power Solutions charging station, a different charging station other than the referenced prototype, or if the sold franchise was part of a different subsidiary enterprise.

Risk Factors, page 9

2.   We note your responses to Comment 2 and Comment 5. Please add a risk factor clarifying that the common stock being registered for resale will not be eligible for resale under Rule 144 until the conditions of Rule 144(i) are met.

Description of Business

Model for Incubation, page 25

3.   We note your incubation business model, which anticipates "PD tak[ing] a significant minority share (up to 49%) in an incubated business and hold[ing] that stake indefinitely. PD is more inclined to remain as a minority shareholder than to sell an incubated business, but leaves its options open." Please provide more information, and if material add additional risk factors, as to how your stake in incubated businesses operates. Please consider in your response:
- If all incubated businesses become subsidiaries of Poverty Dignified; and
- If management and affiliates will or can provide equity or other support to incubated businesses, independent of Poverty Dignified.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Jillian Sidoti, Esq.
        Trowbridge Taylor Sidoti, LLP